SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

Adam Suttin

J.W. Childs Associates, L.P.

1000 Winter Street, Suite 4300

Waltham, MA 02451

(617) 753-1100

Copies to:

Steven M. Peck

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106

1.	Names of Reporting Persons. John W. Childs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,251
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 326,251
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,599,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,273,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,273,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Advisors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,254,242
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,254,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,254,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. Winter Street Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,254,242
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,254,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,254,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Fund III Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,787
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Mattress Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,713,589
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,713,589
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,589
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 5 amends and supplements the Schedule 13D filed on April 18, 2014, as amended on December 19, 2014, January 15, 2015, April 14, 2015 and February 9, 2016 (as amended, this “Schedule 13D”).

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is amended and supplemented by the addition of the following:

As reported in the Issuer’s Form 8-K filed on August 8, 2016, on August 6, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (“Parent”), Stripes US Holding, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“HoldCo”), and Stripes Acquisition Corp., a Delaware corporation and direct, wholly-owned subsidiary, of HoldCo (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock at a purchase price of $64.00 per share (the “Offer Price”) in cash, without interest. If certain conditions are satisfied and the Offer closes, Purchaser will be merged with and into the Issuer (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Issuer surviving the Merger.

In connection with the Merger Agreement, Mattress Holdings, WSOF, Co-Invest III and the Trust (as defined in Item 5) each entered into a Tender and Support Agreement (as defined in Item 6). Pursuant to, and subject to the conditions contained in, the Tender and Support Agreement, Mattress Holdings, WSOF, Co-Invest III and the Trust have each agreed to tender in the Offer the shares of Common Stock that they directly hold (see Item 5 for the amount of shares directly held). Such tendered shares represent all shares of Common Stock reported as beneficially owned in this Schedule 13D.

The disclosure contained under the heading “Tender and Support Agreements” in Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 37,214,651 shares of Common Stock outstanding as of June 10, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2016 filed on June 13, 2016.

WSOF directly holds 540,653 shares of the Common Stock. Co-Invest III directly holds 18,787 shares of Common Stock. Mattress Holdings directly holds 12,713,589 shares of the Common Stock. WSOF and Co-Invest III hold approximately 97.3% and approximately 2.7%, respectively, of the membership interests in Mattress Holdings. WSOF holds approximately 26% of the membership interests in Co-Invest III. GPLP is the general partner of WSOF. JWC Associates LP is the general partner of GPLP and the manager of Co-Invest III. JWC Associates Inc. is the general partner of JWC Associates LP and the manager of Mattress Holdings. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc.

The John W. Childs 2013 Charitable Remainder Trust (the “Trust”) directly holds 326,251 shares of the Common Stock. Mr. Childs is the sole trustee of the Trust.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and supplemented by the addition of the following:

Tender and Support Agreements

On August 6, 2016, in connection with the Merger Agreement, each of Mattress Holdings, WSOF, Co-Invest III and the Trust (collectively, the “J.W. Childs Support Stockholders”), solely in their respective capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Parent, HoldCo and Purchaser. Each

Tender and Support Agreement provides that the applicable J.W. Childs Support Stockholder will tender all of the shares of Common Stock held by it in the Offer. Each Tender and Support Agreement also provides that in connection with any meeting of stockholders of the Issuer, or any action by written consent, the applicable J.W. Childs Support Stockholder granted Parent a proxy to (i) vote all of the shares of Common Stock held by it in favor of the Merger or in any other transaction pursuant to which Parent proposes to acquire the Issuer in which the consideration is equal to or greater than the consideration to be received in the Offer and (ii) to vote all of the shares of Common Stock held by it against any action or agreement which would impede or interfere with the Offer or the Merger. Pursuant to each Tender and Support Agreement, in the event that (i) Parent increases the Offer Price above $64.00 per share or (ii) the Issuer is obligated to pay a “company termination fee” (as defined in the Merger Agreement) and an “acquisition proposal” (as defined in the Merger Agreement) from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer, Parent is entitled to receive from the applicable J.W. Childs Support Stockholder 90% of all profits above the Offer Price received by it in respect of the shares subject to its Tender and Support Agreement. Each Tender and Support Agreement, other than the profit sharing provisions described in clause (ii) above, terminates upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

The foregoing description of the Tender and Support Agreements is not complete and is qualified by reference to the form of Tender and Support Agreement filed as Exhibit 6 to this Schedule 13D, which is incorporated herein by reference. To the extent the Tender and Support Agreements specifically reference the Merger Agreement, the foregoing description of the Tender and Support Agreements is also qualified by reference to the specific references to the Merger Agreement filed as Exhibit 7 to this Schedule 13D, which specific references are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is amended and supplemented by the addition of the following:

Exhibit 6	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on August 8, 2016).

Exhibit 7	Agreement and Plan of Merger, dated August 6, 2016, by and among Steinhoff International Holdings N.V., Stripes US Holding, Inc., Stripes Acquisition Corp., and Mattress Firm Holding Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on August 8, 2016) (only those portions of the Agreement and Plan of Merger that are specifically referenced by the Tender and Support Agreements are filed under this Item 7).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs
JOHN W. CHILDS

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

WINTER STREET OPPORTUNITIES FUND, L.P.

By:	J.W. Childs Advisors III, L.P., it general partner

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

JWC FUND III CO-INVEST, LLC

By:	J.W. Childs Associates, L.P., its manager

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David Fiorentino
	Name:	David Fiorentino
	Title:	Authorized Person

Date: August 8, 2016